UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 22, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release dated 19 July 2013 entitled ‘INTERIM MANAGEMENT STATEMENT FOR THE QUARTER ENDED 30 JUNE 2013’

Interim management statement for the quarter ended 30 June 2013

19 July 2013

•                 Group service revenue including joint ventures1,2 declined 3.5%*; or 1.3%* excluding joint ventures

•                 Continued strong service revenue growth in emerging markets3: Turkey 15.5%*, India 13.8%*, Vodacom 3.2%*

•                 Increased competitive intensity in Northern and Central Europe: Germany -5.1%*, UK -4.5%*

•                 Conditions in Southern Europe remain difficult: Italy -17.6%*, Spain -10.6%*

•                 Verizon Wireless (‘VZW’) service revenue remained strong, increasing 7.2%*

•                 Vodafone Red in 16 markets; 5.2 million customers; mobile in-bundle customer revenue, including joint ventures1, +9.5%*

•                 Enhanced unified communications capability: acquisition of Kabel Deutschland in Germany expected to close in calendar Q4;  vertical fibre access agreement in Spain; wholesale fibre access agreement in Italy

•                 4G services launched in Spain, Australia and Czech Republic; 4G now available in ten markets. Group data usage +60%

•                 Net debt including joint ventures1 £24.9 billion after £2.1 billion VZW dividend and completion of £1.5 billion share buyback. Net debt, excluding joint ventures1, was £23.0 billion.

	Quarter ended	Change year-on-year
	30 June 2013	Reported	Organic
	£m	%	%
Group revenue excluding joint ventures[1]	9,604	5.2	(0.8)

Group service revenue including joint ventures[1,2]	10,155	2.5	(3.5)
Northern and Central Europe	4,754	8.8	(3.0)
Southern Europe	2,267	(10.6)	(14.4)
Africa, Middle East and Asia Pacific (‘AMAP’)	3,035	2.5	5.9

Group service revenue excluding joint ventures[1,2]	8,874	5.0	(1.3)
Northern and Central Europe	4,754	8.8	(3.0)
Southern Europe	1,250	(8.0)	(11.6)
Africa, Middle East and Asia Pacific	2,769	3.5	7.5

Capital expenditure including joint ventures[1]	1,193	6.9

Free cash flow including joint ventures[1]	968	2.7

Vittorio Colao, Chief Executive, commented:

“We have made a good start to the year in our areas of strategic focus: growth in emerging markets has accelerated, we now have over 5 million customers benefiting from Vodafone Red, and 4G is live in ten markets. In addition, the proposed acquisition of Kabel Deutschland will create an excellent platform for our unified communications strategy in our most important market. Although regulation, competitive pressures and weak economies, particularly in Southern Europe, continue to restrict revenue growth, we continue to lay strong foundations for the longer term.”

OPERATING REVIEW

Group overview

Group revenue including joint ventures1 was £11.1 billion and Group service revenue including joint ventures1 was £10.2 billion. On an organic basis Group service revenue including joint ventures1 decreased by 3.5%*, and by 1.3%* excluding joint ventures. Excluding the impact of mobile termination rate (‘MTR’) cuts Group service revenue, including joint ventures1, fell by 0.7%*.

We continue to see strong growth from our emerging market operations2; however conditions in Europe remain challenging due to ongoing economic and regulatory pressures and increased competitive intensity within some markets during the quarter. Our US associate, VZW, continued to perform strongly.

Northern and Central Europe service revenue decreased by 3.0%*. In Germany service revenue declined by 5.1%*, compared to a 3.5%* decline in the prior quarter, reflecting increased competitive intensity and lower market growth in both the consumer and enterprise segments. Service revenue in the UK fell by 4.5%*, mainly due to price pressure. Compared to the previous quarter this represents a 2.1* percentage point improvement. In Turkey service revenue grew by 15.5%*, compared to 14.5%* in the previous quarter, driven by an easing of competitive pressures and continued strong growth in data and enterprise. In the Netherlands the service revenue decline was broadly unchanged from the previous quarter at 3.7%*.

Southern Europe service revenue including Italy1 fell by 14.4%*. In Italy, market conditions remain difficult, with a significant increase in competitor activity leading to substantial price reductions, a deteriorating economic environment and the ongoing impact of steep MTR cuts. Against this background service revenue declined by 17.6%*, compared to a fall of 17.0%* in the prior quarter. In Spain service revenue fell by 10.6%* due to the lower customer base, particularly in the prepaid segment, and the increased popularity of discounted converged consumer offers in the market. In Italy, Spain and Portugal, fixed broadband customer acquisition continues to gain traction due to the combination of Vodafone Red with fixed broadband tariffs.

Against a background of significant revenue pressures in Europe we continue to drive cost efficiencies through a range of  initiatives including further network sharing agreements (most recently with Wind in Greece), offshoring of business functions to shared service centres, centralisation of procurement costs, and ongoing reductions in support function costs.

AMAP service revenue including joint ventures1 increased by 5.9%*, a 3.1* percentage point improvement on the previous quarter. In India service revenue was up 13.8%* driven by a more stable pricing environment, an improved process of customer verification and continued strong data revenue growth. Service revenue growth at Vodacom improved to 3.2%* (prior quarter -0.7%*). In South Africa service revenue decreased by 0.1%* with the continued growth in data usage and the strong demand for prepaid bundles being more than offset by the impact of an MTR cut and competitive pricing pressures, particularly in the prepaid segment. Our joint venture in Australia experienced an 8.8%* fall in service revenue as the business continues to suffer from weakness in brand perception, although network performance has improved significantly in recent months. In Egypt, service revenue grew strongly at 8.2%*, significantly better than the prior period growth of 3.6%*, due to significant growth in the customer base, higher incoming revenue and continued take-up of data services and social media in particular.

Our push on integrated plans has driven mobile in-bundle customer revenue growth of 9.5%*, including joint ventures1, which now represents 46% of Group mobile service revenue (56% in Europe4). Mobile out-of-bundle customer revenue, including joint ventures1, declined 11.2%* reflecting increased take up of integrated offers and the ongoing economic and competitive pressures in European markets. Group data usage grew by 60%, including joint ventures1, driven by the increasing take-up of smartphones, with 37% of our European customers4 now using smartphones, up from 29% a year ago. In emerging markets3, smartphone penetration continues to increase and now stands at 9.2% in India and 25.4% in Turkey.

We continue to progress our Vodafone 2015 strategy in the areas of Vodafone Red, unified communications and the deployment of 4G services. We now have 5.2 million Vodafone Red customers, since launch in September 2012, representing around 14% of consumer contract customers in our four main markets. Including Vodafone Red, our integrated voice, SMS and data plans now represent 67% of consumer contract revenue in Europe. We have enhanced our unified communications capability in Spain through the commercial launch of high speed VDSL broadband and an agreement with other operators in Spain to share vertical fibre optic infrastructure to support our deployment of a new fibre to the home network. We also announced our intention to acquire Kabel Deutschland, the biggest cable operator in Germany, in order to create a leading unified communications provider, which complements the wholesale VDSL agreement signed during the quarter. In addition we reached an agreement for

OPERATING REVIEW

wholesale fibre access in Italy. In June, we launched 4G services in Spain, Australia and the Czech Republic, taking the number of markets with 4G to ten and population coverage in our five major European markets to 26%.

In our enterprise business, which accounts for 27.4%1 of Group service revenue including joint ventures, there was a 4.6%* fall in service revenue mainly due to the difficult economic environment, high unemployment and increased competitor activity in Europe. In contrast to the overall enterprise trend, our Vodafone Global Enterprise business, which serves our multinational customers, delivered a 3.7%* increase in service revenue and the number of machine-to-machine connections expanded to 11.6 million, up 39.8% year-on-year.

VZW continues to perform strongly. Service revenue grew by 7.2%* led by strong growth in accounts and rising average revenue per account (‘ARPA’) driven by increased smartphone penetration (now 64% of the retail postpaid base) and take-up of 4G services (which currently covers more than 95% of the US population).

Capital expenditure, including joint ventures1, of £1.2 billion in the quarter was higher than the previous year as we continue to extend our high speed mobile data coverage across our footprint supported by targeted investment in unified communications capability.

Free cash flow, including joint ventures1, of £1.0 billion (£3.1 billion including the £2.1 billion VZW dividend) in the quarter was flat year-on-year. £1.0 billion was spent in the quarter on the £1.5 billion share buyback, which concluded at the end of June. Free cash flow excluding joint ventures was £0.9 billion in the quarter.

Net debt at 30 June 2013, including joint ventures1, was £24.9 billion, a £2.1 billion improvement during the quarter following the receipt of the £2.1 billion dividend from VZW. Net debt, excluding joint ventures1, was £23.0 billion.

Summary and outlook

Trading in the first quarter was consistent with management’s expectation underlying the outlook statement for the 2014 financial year. The Group therefore confirms its outlook for the 2014 financial year.

Notes:

All growth rates reflect a comparison to the quarter ended 30 June 2012 unless otherwise stated.
*	All amounts in this document marked with an “*” represent organic growth which presents performance on a comparable basis. See note 4 on page 10 for further information.
1

Pro forma results for the Group including Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures, on a proportionate basis. Pro forma results for Southern Europe including Vodafone Italy on a proportionate basis. Pro forma results for AMAP including Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers on a proportionate basis.

2	Revenue from network infrastructure arrangements is no longer recorded in service revenue. Comparative periods have been restated on a comparable basis.
3	Emerging markets comprise India, Vodacom, Egypt, Turkey, Ghana, Qatar and Fiji.
4	Including Vodafone Italy.

OPERATING REVIEW

Northern and Central Europe

Revenue increased by 8.9% including a 3.3 percentage point favourable impact from foreign exchange rate movements and an 8.4 percentage point positive impact from M&A and other activity. On an organic basis service revenue declined by 3.0%*, primarily driven by challenging macroeconomic conditions in some markets, increasing competition and the impact of MTR cuts, partially offset by growth in mobile in-bundle revenue. Growth in Turkey was more than offset by declines in most other markets, in particular, Germany, the UK and the Netherlands.

Revenue
	Quarter ended 30 June		Change
	2013	2012	Reported	Organic
	£m	£m	%	%

Germany	1,815	1,829	(0.8)	(5.1)
UK	1,521	1,198	27.0	(4.5)
Other Northern and Central Europe	1,425	1,357	5.0	1.6
Eliminations	(7)	(14)

Service revenue	4,754	4,370	8.8	(3.0)

Revenue	5,069	4,656	8.9	(2.8)

Germany

Service revenue decreased by 5.1%*, driven by a slowdown in the market and intense price competition in both the consumer and enterprise segments. Vodafone Red, introduced in October 2012 for consumer customers and extended in April 2013 to enterprise, continues to perform in line with expectations and has had a positive impact on customer perception. More than one million customers are now on Vodafone Red price plans. Prepaid revenue continues to be impacted by the lower customer base. During the quarter we introduced a new prepaid loyalty programme with more than 450,000 customers signed up at 30 June 2013. Mobile in-bundle revenue increased by 7.0%* as a result of the growth in integrated Vodafone Red offers. This was offset by a decline in mobile out of-bundle revenue of 25.7%*.

The roll out of 4G services continued, with population coverage of 64% at 30 June 2013.

UK

Service revenue decreased by 4.5%* principally driven by continued intense price competition and macroeconomic weakness, which impacted on consumer confidence and, in turn, led to lower out-of-bundle usage. Mobile in-bundle revenue grew by 1.5%* supported by the increased take-up of Vodafone Red integrated price plans as well as continued growth in smartphone penetration and more smartphones being sold with a data bundle. Mobile out-of-bundle revenue declined by 7.0%*.

Following the integration of Cable & Wireless Worldwide plc (‘CWW’) from 1 April 2013, we rebranded the business to Vodafone and launched convergence offers to the enterprise sector during the quarter. Integration costs and synergies remain on track. Technical integration is progressing well, with several hundred UK mobile base station sites now integrated with the former CWW network and over 40% of our international IP traffic is now on-net.

Vodafone UK has continued to invest significantly in its 4G network, which we expect to launch later this summer.

Other Northern and Central Europe

Service revenue increased by 1.6%* as growth in Turkey more than offset declines in the rest of the Other Northern and Central Europe region. Service revenue in Turkey increased by 15.5%*, with strong growth in mobile in-bundle revenue, driven by higher smartphone penetration and an increase in enterprise revenue, as well as continued growth in the contract customer base. In the Netherlands service revenue declined by 3.7%* due to challenging macroeconomic conditions and intense competition, as well as lower out-of-bundle usage.

We are due to launch 4G commercial services in the Netherlands in late summer 2013.

OPERATING REVIEW

Southern Europe

Revenue including Italy1 declined by 9.1% including a 4.2 percentage point favourable impact from foreign exchange rate movements. On an organic basis service revenue, including Italy1, declined by 14.4%* primarily due to severe macroeconomic weakness, intense competition and MTR cuts, partially offset by the growth in mobile in-bundle revenue. Revenue declined in all major markets in the region.

Revenue
	Quarter ended 30 June		Change
	2013	2012	Reported	Organic
	£m	£m	%	%

Italy	1,018	1,182	(13.9)	(17.6)
Spain	870	935	(7.0)	(10.6)
Other Southern Europe	381	425	(10.4)	(13.6)
Eliminations	(2)	(5)

Service revenue including Italy[1]	2,267	2,537	(10.6)	(14.4)

Revenue including Italy[1]	2,487	2,735	(9.1)	(12.9)

Service revenue excluding Italy	1,250	1,358	(8.0)	(11.6)

Revenue excluding Italy	1,366	1,475	(7.4)	(11.1)

Note:

1                  Includes Vodafone Italy, the Group’s joint venture in Southern Europe, on a proportionate basis.

Italy

Service revenue declined by 17.6%*, driven by a challenging macroeconomic and competitive environment resulting in intense price competition, as well as the impact of MTR cuts since 1 July 2012. However, commercial performance has improved both in mobile and fixed broadband. Mobile in-bundle revenue grew by 25.9%* benefitting from the increased take-up of Vodafone Red tariffs, which continue to prove popular with contract customers, as well as from higher penetration of smartphones.

Spain

Service revenue declined by 10.6%* driven by continued macroeconomic weakness and high unemployment, leading to customers continuing to optimise their spend. Competition remains intense with the increased popularity of discounted converged consumer offers in the market, which is putting pricing pressure on mobile services. Vodafone Red, which we launched in Q3 of the prior year, continued to perform well with over half the gross contract customer additions during the quarter being on integrated tariffs, driving contract ARPU stabilisation and mobile in-bundle revenue growth of 4.0%*.

Fixed revenue declined by 7.5%*, primarily due to intense competition, although our converged fixed/mobile tariffs continue to have a positive impact on the number of broadband customers, with net additions 5,000 higher than the previous quarter at 43,000.

In May 2013 we were the first operator to launch 4G services in Spain, initially in seven cities.

Other Southern Europe

Service revenue fell by 13.6%*, driven by declines in Greece and Portugal. Macroeconomic weakness, intense competition and MTR cuts resulted in service revenue declines of 17.5%* and 10.8%* in Greece and Portugal, respectively. However, both are demonstrating positive commercial momentum, with Greece adding 122,000 net customers in the quarter and Portugal growing its broadband and quad-play customers while accelerating fibre roll out.

OPERATING REVIEW

AMAP

Revenue including joint ventures1 increased by 3.7% including a 4.7 percentage point negative impact from adverse foreign exchange rate movements and a 2.0 percentage point positive impact from M&A and other activity. On an organic basis service revenue, including joint ventures1, increased by 5.9%* driven by customer base and mobile in-bundle revenue growth, partially offset by regulatory changes and competitive pressures. Growth was driven by a strong increase in India and robust performances in Vodacom, Egypt, Ghana and Qatar, partially offset by service revenue declines in Australia and New Zealand.

Revenue
	Quarter ended 30 June		Change
	2013	2012	Reported	Organic
	£m	£m	%	%

India[2]	1,091	963	13.3	13.8
Vodacom[2]	1,005	1,140	(11.8)	3.2
Other AMAP[3]	939	859	9.3	0.7

Service revenue including joint ventures[1,2]	3,035	2,962	2.5	5.9

Revenue including joint ventures[1]	3,421	3,299	3.7	6.4

Service revenue excluding joint ventures	2,769	2,675	3.5	7.5

Revenue excluding joint ventures	3,026	2,911	4.0	8.4

Notes:

1	Pro forma results including Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures in AMAP, on a proportionate basis.
2	Revenue from network infrastructure arrangements is no longer recorded in service revenue. Comparative periods have been restated on a comparable basis.
3	Includes Vodafone Hutchison Australia and Vodafone Fiji, two of the Group’s joint ventures in AMAP, on a proportionate basis.

India

Service revenue increased by 13.8%* driven by strong growth in mobile voice minutes, a higher rate per minute and a more stable competitive environment. Strong customer additions benefitted from improved subscriber verification processes and a number of operators reducing their presence during the previous year. Mobile customers increased by 2.7 million during the quarter.

Data usage increased by 29% compared to Q4 as a result of an increased number of data customers and increased usage per customer, particularly amongst 3G customers. At 30 June 2013 active data customers totalled 41.2 million, including approximately 3.7 million 3G subscribers.

Vodacom

Service revenue grew by 3.2%*, driven by growth in Vodacom’s mobile operations outside South Africa. In South Africa, service revenue decreased by 0.1%*, with the continued growth in data usage, driven by an increase in integrated price plans, higher smartphone penetration and the strong demand for prepaid bundles being more than offset by the impact of an MTR cut and competitive pricing pressures, particularly in the prepaid segment. Mobile in-bundle revenue increased by 4.0%*, whilst growth in mobile out-of-bundle revenue increased by 1.5%*. During the quarter Vodacom One Net, a cloud based communication service focused on the enterprise segment, was launched.

Vodacom’s mobile operations outside South Africa delivered service revenue growth of 14.3%*, excluding Vodacom Business Africa, driven by a larger customer base and increasing data take-up. M-Pesa continues to perform well in Tanzania, with approximately 5.2 million active users.

Other AMAP

Organic service revenue, including joint ventures3, increased by 0.7%* primarily driven by the growth in Egypt, Ghana and Qatar, partially offset by a decline in New Zealand and Australia. In Egypt service revenue increased by 8.2%*, despite the continued macroeconomic and political instability, due to strong customer base growth, momentum in data services and international incoming call volume and rate increases. In Qatar service revenue grew by 31.1%* driven by an increase in the customer base and growth in international call volumes. In Ghana service revenue increased by 21.7%* driven by the higher customer base and the success of data bundles. Our joint venture in Australia experienced an 8.8%* fall in service revenue as the business continues to suffer from weakness in brand perception, although network performance has improved significantly in recent months.

OPERATING REVIEW

Non-Controlled Interests

Verizon Wireless

In the United States, Verizon Wireless added 1.0 million net retail connections during the quarter, bringing the closing mobile retail connections base to 100.1 million, up 6.3% year-on-year.

Service revenue growth of 7.2%* continues to be driven by the expanding connections base and increased smartphone penetration. 36.3% of Verizon Wireless’ postpaid accounts are now on “Share Everything” plans.

Net debt at 30 June 2013 was US$9.8 billion (30 June 2012: US$2.4 billion) after payment of a US$7.0 billion dividend to its parents.

Other transactions and developments

Verizon Wireless dividend

On 13 May 2013 VZW declared a dividend of US$7.0 billion (£4.6 billion). As a 45% shareholder in VZW, Vodafone’s share of the dividend was US$3.2 billion (£2.1 billion). The dividend was received in June 2013 and the cash has been retained in the business.

Vodafone Germany next-generation network agreement with Deutsche Telekom

On 16 May 2013 Vodafone Germany announced a next-generation network access agreement with Deutsche Telekom which allows Vodafone to offer high-speed fixed-line broadband and internet protocol-based TV services across Germany.

Kabel Deutschland Holding AG

On 24 June 2013 Vodafone announced its intention to acquire Kabel Deutschland in a transaction delivering Kabel Deutschland shareholders €87 per share in cash, valuing the entire fully diluted ordinary share capital of Kabel Deutschland at €7.7 billion (£6.6 billion). The management and supervisory boards of Kabel Deutschland have welcomed the transaction. The transaction is expected to close in the fourth calendar quarter of 2013.

Vodafone Greece network sharing agreement with Wind Hellas

On 26 June 2013 Vodafone Greece signed an active 2G and 3G network sharing agreement covering rural areas and some urban sites. Vodafone will continue to operate its 4G network exclusively across Greece.

Adoption of new accounting standards

The Group adopted a number of new international financial reporting standards (‘IFRS’) on 1 April 2013, including IFRS 11, Joint Arrangements. The adoption of these standards has had a material impact on a number of the Group’s key performance measures including revenue, EBITDA, net debt and free cash flow, however, it has not had a material impact on the Group’s overall profit after tax. The Group issued a press release on 4 April 2013 outlining the impact of the new standards on the Group’s primary financial statements and certain non-GAAP measures for the six months ended 30 September 2012 and the year ended 31 March 2012. Restated financial information for the year ending 31 March 2013 was presented with the Group’s preliminary announcement issued on 21 May 2013.

ADDITIONAL INFORMATION

Service revenue – quarter ended 30 June1 2

	Group excluding joint ventures[3]		Group including joint ventures[3,4]		Northern and Central Europe		Southern Europe excluding Italy		Southern Europe including Italy[3]		AMAP excluding joint ventures[3]		AMAP including joint ventures[3,4]
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Mobile in-bundle	3,493	3,139	4,023	3,593	2,215	2,016	652	605	1,035	896	565	518	713	683
Mobile out-of-bundle	2,985	3,244	3,429	3,858	1,033	1,185	347	468	732	1,026	1,603	1,590	1,662	1,645
Mobile incoming	801	902	928	1,108	377	443	85	126	160	271	339	333	391	393
Fixed line	1,196	720	1,335	863	914	513	98	99	237	241	137	108	137	108
Other	399	443	440	482	215	213	68	60	103	103	125	126	132	133
Service revenue	8,874	8,448	10,155	9,904	4,754	4,370	1,250	1,358	2,267	2,537	2,769	2,675	3,035	2,962

							% change
	Group excluding joint ventures		Group including joint ventures [3]		Northern and Central Europe		Southern Europe excluding Italy		Southern Europe including Italy [3]		AMAP excluding joint ventures		AMAP including joint ventures [3]
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Mobile in-bundle	11.3	9.1	12.0	9.5	9.9	6.6	7.8	2.7	15.5	10.2	9.1	15.4	4.4	8.6
Mobile out-of-bundle	(8.0)	(7.4)	(11.1)	(11.2)	(12.8)	(15.2)	(25.9)	(29.4)	(28.7)	(32.0)	0.8	6.2	1.0	6.1
Mobile incoming	(11.2)	(11.3)	(16.2)	(16.9)	(14.9)	(17.2)	(32.5)	(35.5)	(41.0)	(43.5)	1.8	7.1	(0.5)	3.5
Fixed line	66.1	(2.5)	54.7	(3.2)	78.2	(2.1)	(1.0)	(5.3)	(1.7)	(6.2)	26.9	(1.8)	26.9	(1.8)
Other	(9.9)	(9.6)	(8.7)	(9.5)	0.9	1.1	13.3	31.8	-	7.6	(0.8)	4.5	(0.8)	5.7
Service revenue	5.0	(1.3)	2.5	(3.5)	8.8	(3.0)	(8.0)	(11.6)	(10.6)	(14.4)	3.5	7.5	2.5	5.9

	Germany		UK		Spain		Italy		India		Vodacom[3]
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Mobile in-bundle	918	817	613	604	493	451	383	291	154	120	259	278
Mobile out-of-bundle	299	383	338	363	184	282	385	558	714	643	590	622
Mobile incoming	79	105	98	135	59	77	75	144	189	166	84	111
Fixed line	425	430	395	12	80	82	139	142	6	4	-	55
Other	94	94	77	84	54	43	36	47	28	30	72	74
Service revenue	1,815	1,829	1,521	1,198	870	935	1,018	1,182	1,091	963	1,005	1,140

Notes:

1             From 1 April 2013 the Group changed the classification of service revenue from voice, messaging and data revenue to mobile in-bundle, mobile out-of-bundle and mobile incoming revenue.

2             The sum of the regional amounts may not be equal to Group totals due to Non-Controlled Interests and Common Functions, and intercompany eliminations.

3             Revenue from network infrastructure arrangements is no longer recorded in service revenue. Comparative periods have been restated on a comparable basis.

4             Pro forma results for Group including Vodafone Italy, Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers, the Group’s joint ventures, on a proportionate basis. Pro forma results for Southern Europe including Vodafone Italy on a proportionate basis. Pro forma results for AMAP including Vodafone Hutchison Australia, Vodafone Fiji and Indus Towers on a proportionate basis.

ADDITIONAL INFORMATION

Mobile customers – quarter ended 30 June 20131

(in thousands)
Country	1 April 2013	Net additions/ (disconnections)	Other movements	30 June 2013	Prepaid[2]

Northern and Central Europe
Germany	32,410	(168)	–	32,242	51.9%
UK	19,221	(12)	–	19,209	41.7%
	51,631	(180)	–	51,451	48.1%

Other Northern and Central Europe
Netherlands	5,298	24	–	5,322	31.6%
Turkey	19,157	132	–	19,289	64.0%
Czech Republic	3,358	(24)	–	3,334	43.4%
Hungary	2,606	–	–	2,606	48.7%
Ireland	2,162	(24)	–	2,138	61.9%
Romania	8,081	57	–	8,138	59.6%
	40,662	165	–	40,827	56.1%
Northern and Central Europe	92,293	(15)	–	92,278	51.6%

Southern Europe
Italy[1]	22,443	(88)	–	22,355	81.5%
Spain	14,396	(237)	–	14,159	32.1%
	36,839	(325)	–	36,514	65.3%

Other Southern Europe
Greece	4,509	122	–	4,631	66.8%
Portugal	6,092	(155)	–	5,937	81.9%
Albania	2,035	60	–	2,095	95.0%
Malta	330	10	–	340	84.7%
	12,966	37	–	13,003	78.7%
Southern Europe	49,805	(288)	–	49,517	68.4%

AMAP
India	152,354	2,680	–	155,034	94.2%
Vodacom3 4	59,011	1,137	(1,159)	58,989	91.6%
	211,365	3,817	(1,159)	214,023	93.5%

Other AMAP
Australia[1]	3,002	(195)	–	2,807	37.3%
Egypt	38,070	2,323	–	40,393	91.3%
Fiji[1]	340	(2)	–	338	94.7%
Ghana	5,609	140	–	5,749	99.7%
New Zealand	2,307	19	–	2,326	64.4%
Qatar	1,084	62	–	1,146	91.4%
	50,412	2,347	–	52,759	85.7%
AMAP	261,777	6,164	(1,159)	266,782	91.8%

Group	403,875	5,861	(1,159)	408,577	79.8%

Memorandum:
Group’s share of VZW connections[5]	44,519	537	–	45,056	5.8%
Vodafone Group plus the Group’s share of VZW	448,394	6,398	(1,159)	453,633	65.5%

Notes:
1	Group customers represent subsidiaries on a 100% basis and Vodafone Italy, Vodafone Hutchison Australia and Vodafone Fiji, the Group’s joint ventures, on a proportionate basis.
2	Prepaid percentages are calculated on a venture basis. At 30 June 2013 there were 518.6 million venture customers.
3	Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.
4	Other movements relate to the restatement of the customer base.
5	Includes VZW’s retail connections only, based on the Group’s equity interest. The definition of connections reported by Verizon Communications for VZW is the same as customers as reported by Vodafone.

OTHER INFORMATION

Notes

1.

Vodafone and the Vodafone logo, Vodacom, Vodafone 2015, M-Pesa, One Net and Vodafone Red are trade marks of the Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

2.	All growth rates reflect a comparison to the quarter ended 30 June 2012 unless otherwise stated.
3.

References to “the quarter” are to the quarter ended 30 June 2013 unless otherwise stated. References to the “previous quarter” or “Q4” are to the quarter ended 31 March 2013 unless otherwise stated. References to “Q3” are to the quarter ended 31 December 2013 unless otherwise stated. References to “previous year” or “prior year” are to the year ended 31 March 2013 and references to the “2014 financial year” are to the year ending 31 March 2014 unless otherwise stated.

4.

All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. During the 2013 financial year, Indus Towers (reported within the India segment) revised its accounting for energy cost recharges to operators from a net to a gross basis, to reflect revised energy supply terms. The impact of this upward revenue adjustment has been excluded from reported organic growth rates. The adjustment has no profit impact. From 1 April 2013 the Group revised its intra-group roaming charges. These changes have had an impact on reported service revenue for the Group and by country and regionally since 1 April 2013. Whilst prior period reported revenue has not been restated, to ensure comparability in organic growth rates, Group, country and regional revenue in the prior financial periods have been recalculated based on the new pricing structure to form the basis for our organic calculations.

5.	Reported growth is based on amounts in pounds sterling as determined under IFRS.
6.	Vodacom refers to the Group’s interest in Vodacom Group Limited in South Africa and its subsidiaries, including its operations in the Democratic Republic of Congo, Lesotho, Mozambique and Tanzania.
7.

Quarterly historical information including service revenue, mobile customers, churn, voice usage, data usage, ARPU, smartphones and fixed broadband customers is provided in a spread sheet available at vodafone.com/investor.

Definitions of terms

Term	Definition
ARPU	Mobile in-bundle customer revenue, mobile out-of-bundle customer revenue and mobile incoming revenue divided by average customers.
Mobile in-bundle revenue	Represents revenue from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence.
Mobile in-bundle revenue – Contract	Revenue from all bundles and add-ons lasting 30 days or more.
Mobile in-bundle revenue – Prepay	Revenue from bundles lasting seven days or more.
Out-of-bundle	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.
Mobile incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.

For definitions of other terms please refer to pages 187 to 188 of the Group’s annual report for the year ended 31 March 2013.

Forward-looking statements

This interim management statement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives, all of which are subject to risks and uncertainties because they relate to future events. In particular, such forward-looking statements include, but are not limited to: statements with respect to the Group’s expectations and outlook regarding its financial and operating performance for the 2014 financial year, including, among other things, revenue, working capital, and the outlook for adjusted operating profit and free cash flow for the 2014 financial year on page 3; statements relating to Vodafone’s ongoing cost efficiency programmes and initiatives; the impact of MTR and SMS termination rate cuts and other regulatory changes; the development of products and services, including the 3G network in India, the 4G network, Vodafone One Net, stores and IT platforms, as well as increased smartphone penetration, integrated tariffs, and the growth of mobile data and enterprise; the expected positive impact from Vodafone 2015 and Vodafone Red; the synergies and benefits contemplated following the completion of the acquisition of CWW, the agreement for wholesale fibre access in Italy and the intended acquisition of Kabel Deutschland; statements and expectations in relation to existing and proposed network sharing initiatives and the anticipated benefits associated therewith, including the network sharing agreement with Telefónica; expectations regarding market trends, including price trends and consumer confidence; the anticipated impact of foreign exchange rate movements and political and macroeconomic instability on the Group’s results for the 2014 financial year; the anticipated impact of the revised accounting for energy cost

OTHER INFORMATION

recharges implemented by Indus Towers as reported within the India segment; and the outcome and impact of regulatory and legal proceedings involving the Group.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: Vodafone’s ability to realise anticipated cost savings; the impact of legal, regulatory or other proceedings; continued growth in the market for mobile services, especially mobile data; the anticipated time required for the Group’s Australian joint venture’s brand perception recovery; and general macroeconomic and competitive pressures.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Principal risk factors and uncertainties” in the Group’s annual report for the year ended 31 March 2013. The annual report can be found on the Group’s website (vodafone.com). All subsequent written or oral forward-looking statements attributable to the Group or any member or subsidiary of the Group or any persons acting on its or their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this interim management statement will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	Telephone: +44 1635 664 444

Copyright © Vodafone Group 2013

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 22, 2013	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary